UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TEJON RANCH CO.

(Name of Issuer)

Common Stock, $0.50 Par Value Per Share

(Title of Class of Securities)

879080  10  9

(CUSIP Number)

Donald Haskell

2077 West Coast Highway

Newport Beach, California 92663

(949) 642-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California 92660-6429

(949) 760-9600

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Ardell Investment Company (“Ardell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON M.H. Sherman Company (“Sherman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Donald Haskell (“Haskell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,072
12

CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

Includes 6,072 shares owned by the Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the shares owned by the Sherman Foundation.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Tejon Ranch Co., a California corporation (the “Issuer”), on February 4, 1997, Amendment No. 1 as filed with the Commission on January 18, 2001, and Amendment No. 2 as filed on December 19, 2005 (as amended, the “Schedule 13D”) by Ardell, Sherman and Haskell (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Items 4, 5 and 7 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 31, 2006, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. On January 31, 2006, Ardell, Sherman and Haskell sold 1,000,000, 1,140,630 and 51,100 shares of Common Stock, respectively, in a privately negotiated transaction.

Other than as explicitly described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 31, 2006, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. On January 31, 2006, Ardell, Sherman and Haskell sold 1,000,000, 1,140,630 and 51,100 shares of Common Stock, respectively, in a privately negotiated transaction. The price paid in such transaction was $39 per share of Common Stock and the purchasers in such transaction were institutional investors.

Item 7. Material To Be Filed as Exhibits

Exhibit A    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARDELL INVESTMENT COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

M.H. SHERMAN COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

/s/ Donald Haskell
Donald Haskell

Dated: January 31, 2006

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing statement on Amendment No. 3 to Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).

Dated: January 31, 2006

ARDELL INVESTMENT COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

M.H. SHERMAN COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

/s/ Donald Haskell
Donald Haskell